Exhibit 3.1

CERTIFICATE OF AMENDMENT NO. 1 OF THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BRIGHT GREEN CORPORATION

Bright Green Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment No. 1 (the “Certificate of Amendment”) amends the provisions of the Corporation’s Seconded Amended and Restated Certificate of Incorporation filed with the Secretary of State on May 16, 2022 (the “Certificate of Incorporation”).

2. Subsection A of Article IV of the Seconded Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

A. Authorized Capital Stock. The Corporation is authorized to issue two classes of capital stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation is authorized to issue is Five Hundred Ten Million (510,000,000) shares. Five Hundred Million (500,000,000) shares shall be Common Stock, each having a par value of $0.0001. Ten Million (10,000,000) shares shall be Preferred Stock, each having a par value of $0.0001.

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

5. This amendment will become effective on the date this Certificate of Amendment is filed with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Terry Rafih, its Chief Executive Officer, this 12th day of December, 2022.

By	/s/ Terry Rafih
Terry Rafih, Chief Executive Officer